SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒    Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes . ☐   No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on January 17, 2007 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, regarding the reports that CSAHC will receive capital injection from the PRC government. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: January 18, 2007

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT

China Southern Airlines Company Limited (the “Company”) and all members of its board of directors hereby warrant the truthfulness, accuracy and completeness of this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statement or material omission herein contained.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited for simultaneous release of information in Hong Kong and Shanghai.

It has been reported in several press media reports recently that the certain government authorities in the People’s Republic of China (the “PRC”) will inject funds between RMB10 billion to RMB20 billion into three major airline groups company in the PRC namely China Aviation Group Company, China Southern Air Holding Company (“CSAHC”) and China Eastern Air Holding Company.

In response to the above reports, the Board hereby makes the following clarification:

The above reports only relate to CSAHC, the majority shareholder of the Company, and have no direct relevance to the Company. The Board is not in the position to make any confirmation of or comment to such reports. After making specific inquiries to CSAHC, CSAHC has confirmed that as at the date hereof, it has not received any written documents from any government authorities in the PRC with respect to the injection of any funds into CSAHC.

Save for the above, the Board confirms that there are no matters discloseable under the Listing Rules which remain undisclosed of the Company.

The Board of the Company also reminds shareholders of the Company and potential investors to pay attention to the risks associated with investment in the Company’s shares.

By Order of the Board
Su Liang
Company Secretary
Guangzhou, the People’s Republic of China
16 January 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Si Xian Min, Xu Jie Bo, Tan Wan Geng and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.